Transforming Potential into Reality I-Mab Biopharma December 3, 2024

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Completed divestiture of China operations Streamlined organization with US leadership team Defined clinical strategy for immunotherapeutic pipeline Executing on clinical strategy via disciplined capital approach Transition to a US-Based Biotech Primarily Complete

Asset PHASE 1 PHASE 2 PHASE 3 MARKET OPPORTUNITY STATUS/POTENTIAL NEXT STEPS PARTNERSHIPS Uliledlimab CD73 mAb 1L mNSCLC: Target population of 300k+ patients2 1H 2025: First patient dosed in pembrolizumab + chemo combination for 1L mNSCLC 2H 2025: Phase 2 PFS data from ongoing TJBio study (China-only) evaluating combination with toripalimab Givastomig1 CLDN18.2 X 4-1BB Bispecific Ab 1L GC, GEJ, EAC: Target population of ~137k patients3 Sep-2024: Phase 1 dose expansion monotherapy data presented at ESMO 2024 2H 2025: Phase 1b data in combination with nivolumab + chemo in 1L GC, GEJ, EAC Ragistomig/ABL5031 PD-L1 X 4-1BB Bispecific Ab Refractory/relapsed cancers: PD-(L)1 progression impacts most patients with metastatic disease2 May 2024: Phase 1 monotherapy data presented at ASCO 2024 Advancing a Differentiated Pipeline TJ Bio Co-developed with ABL Bio (givastomig also known as ABL111, ragistomig also known as ABL503) Global Data Epidemiology Data, Guidehouse legacy research Kohei Shitara, et al, 2023 ASCO Annual Meeting (June 2-6), poster #4035; Markets include U.S., 5 E.U., and Japan based on Data Monitor Biomed Tracker Notes: CPI = checkpoint inhibitors; mNSCLC = metastatic non-small cell lung cancer; PD-(L)1 refers to inhibitors of PD-L1 or PD-1; Ab = antibody; GC = gastric cancers; GEJ = gastroesophageal junction; EAC = esophageal adenocarcinoma cancer; 1L = first line; ASCO = the American Society for Clinical Oncology; PFS = progression free survival; ESMO = the European Society for Medical Oncology

AACR 2021 Note: mNSCLC = metastatic non-small cell lung cancer; AMP = adenosine monophosphate Uliledlimab (targeting CD73) Initial development focused on 1L mNSCLC with potential to expand across multiple indications in combination with immune checkpoint inhibitors Anti-CD73 CD73 Biology Key Advantages CD73 is the rate-limiting enzyme that converts AMP into immunosuppressive adenosine Uliledlimab completely inhibits CD73 activity and the production of adenosine Blocking CD73 activity leads to complete inhibition of the adenosine pathway Uliledlimab targets CD73 non-competitively without the “hook effect” 1

CD73 is the Rate-Limiting Enzyme in the Adenosine Immunosuppression Pathway All AMP pathways converge at CD73 to generate adenosine Advantages of targeting CD73 for cancer therapy: blocking CD73 activity leads to complete inhibition of the adenosine pathway. Known potential escape pathways (ATP, cyclic AMP, and nicotinamide adenine dinucleotide through separate biochemical pathways) exist when targeting upstream CD39 or downstream adenosine receptors. NAD+ ATP CD39 CD203a ADP CD38 ADPR CD39 AMP CD203a AMP ADO A1AR A2aAR A2bAR A3AR Canonical Alternative Multiple Pathways Multiple Receptors CD73 Rate-limiting Converging Source: I-MAB information on file Notes: ATP = adenosine triphosphate; NAD+ = nicotinamide adenine dinucleotide; ADP = adenosine diphosphate; ADPR = adenosine diphosphate ribose; AMP = adenosine monophosphate; ADO = aldehyde deformylating oxygenase

CD73 enzyme activity inhibition Dose-dependent CD73 inhibition without the “hook effect”2 Uliledlimab: A Differentiated CD73 Antibody Open conformation (inactive) Closed conformation (active) Oleclumab1 Intra-dimer binding mode Inter-dimer binding mode Open conformation (inactive) Closed conformation (active) Unique intra-dimer binding through a C-terminus epitope Uliledlimab inhibits CD73 by binding to the C-terminus and preventing CD73 dimerization Oleclumab inhibits CD73 by binding to the N-terminus and preventing CD73 dimerization Uliledlimab CD73 enzyme activity inhibition Uliledlimab concentration Oleclumab concentration Uliledlimab CD73 dimer Oleclumab CD73 dimer Binding site Binding site Oleclumab (MEDI9447) was internally produced based upon the published sequence AACR 2021 Source: I-MAB information on file

Partial inhibition by inter-dimer binding mode Complete inhibition by intra-dimer binding mode Uliledlimab May Completely Inhibit CD73 Function in vitro, Whereas Competitor Antibody Does Not Astra Zeneca is evaluating oleclumab in a Phase 3 study in patients with Stage III NSCLC Oleclumab (MEDI9447) was internally produced based upon the published sequence

Inhibition of CD73 Activity & Tumor Growth is Dose-Dependent for Uliledlimab Inhibition of CD73 activity and tumor growth in vivo is limited by oleclumab’s hook effect biology Inhibition of CD73 activity and tumor growth in vivo by uliledlimab is dose-dependent Dose-dependency not observed for oleclumab Source: Data on file (IMAB), based on in vivo study on a PDX mouse model of NSCLC (LU5212, Crown Bioscience) in which CD73 inhibition in tumor was evaluated using an enzyme-histochemistry assay Oleclumab (MEDI9447) was internally produced based upon the published sequence. PDX = patient derived xenograft mouse model

Safety profile of combination comparable to CPI monotherapy studies Uliledlimab + Toripalimab Data Support Patient Selection Based on CD73 Expression and Show Manageable Toxicity Notes: ORR = objective response rate; MTD = maximally tolerated dose; Q3W = every three weeks; AE = adverse events; CPI = checkpoint inhibitors; TRAEs = treatment-related adverse events; ASCO 2023 = the American Society of Clinical Oncology 2023 Annual Meeting; toripalimab (used in this study) = Approved/China and the US (Shanghai Junshi Biosciences/Coherus Biosciences) *Patient disposition based on ASCO 2023 Poster from a cohort of 70 enrolled patients with unresectable/metastatic disease, including 67 efficacy evaluable and 64 patients who received at least one post baseline tumor assessment per iRECIST. Overall study (up to n=190) enrolled 5 cohorts (3 NSCLC sub-types, 1 ovarian, 1 all comers): data in this deck are from the treatment naïve, Stage IV NSCLC patients Well tolerated up to the highest doses tested (45mg/kg Q3W), without MTD Most TRAEs/AEs were Grade 1 or 2 ORR% (n) PD-L1 All PD-L1>1% CD73High 53% (10/19) 63% (10/16) CD73Low 18% (8/45) 20% (5/25) Pembro (KN-042) PD-L1>1% NA 27% (174/637) Phase 2 ORR data from front-line NSCLC Cohort* Safety observations for uliledlimab, administered to >200 patients in combination studies with CPIs

Most Tumors Decrease in Size Notes: Response definitions per iRECIST criteria. PR = partial response; SD = stable disease; PD = progressive disease; BOR = best overall response Source: ASCO 2023 Poster Early Phase 2 Data in Treatment-Naïve NSCLC Patients

Most Responses are Durable 18 of 21 patients with an objective response remain on treatment with a median follow-up of 10.8 months Notes: Response definitions per iRECIST criteria. PR = partial response; SD = stable disease; PD = progressive disease; iUPD = unconfirmed progressive disease Source: ASCO 2023 Poster

Rationale to Support Uliledlimab + Pembro + Chemotherapy in 1L mNSCLC Samanta D, Park Y, Ni XH, Semenza G. 2017. Chemotherapy induces enrichment of CD47+/CD73+/PDL1+ immune evasive triple-negative breast cancer cells. PNAS Vol. 115, No 6. Notes: mNSCLC = metastatic non-small cell lung cancer; IO = Immuno-oncology The addition of chemotherapy to IO monotherapy extends the benefit of IO to lower levels of PD-L1 expression Uliledlimab has a favorable toxicity profile in combination with IO agents Chemotherapy induces CD73 expression suggesting additional benefit by combining uliledlimab with pembrolizumab + chemotherapy1 Based on this rationale, I-Mab plans to dose the first patient with uliledlimab in combination with pembrolizumab + chemotherapy in newly diagnosed patients with mNSCLC in 1H 2025

Uliledlimab Development Plan: Randomized Study Design for Combination with Pembrolizumab + Chemotherapy Notes: mNSCLC = metastatic non-small cell lung cancer; R = randomized; ECOG PS = ECOG Performance Status Scale; TPS = tumor proportion score; ORR = objective response rate; PFS = progression free survival; DOR = duration of response; OS = overall survival; Q3W = dose every three weeks; IDMC = independent data monitoring committee; IND = investigational new drug; Pembro = pembrolizumab; Chemo = chemotherapy; 1L = first line IND application cleared August 2024, on track to initiate enrollment in 1H 2025 Eligibility: 1L Advanced mNSCLC ECOG PS 0/1 Stratify By: PD-L1 TPS Histology (n=96) Endpoints Primary: Safety, Efficacy (ORR) Secondary: PFS, DOR, OS IDMC Dose Escalation Lead-In (n=6) Uli Dose Level -1 + Pembro + Chemo (Q3W) SoC (n=15) Pembro + Chemo (Q3W) Uli Dose Level 1 (n=30) Uli Dose Level 1 + Pembro + Chemo (Q3W) R 2:1 IDMC R 2:1 Uli Dose Level 2 or -1 (n=30) Uli Dose Level 2 or -1 + Pembro + Chemo (Q3W) SoC (n=15) Pembro + Chemo (Q3W)

Molecular Design Key Differentiation Binding activity demonstrated across various levels of CLDN18.2 expression  Exhibits CLDN18.2 binding even on low expressing tumor cells Higher-affinity binding to CLDN18.2 compared to reference antibody Zolbetuximab Localized T cell activation in TME to minimize 4-1BB-mediated liver toxicity and systemic immune response Givastomig (targeting Claudin 18.2 and 4-1BB) Ongoing combination studies with nivolumab + chemotherapy across a wide range of Claudin 18.2 levels Unique bispecific Ab integrates Claudin 18.2 as a tumor engager and 4-1BB as a conditional T cell activator 4-1BB scFv CLDN18.2 Notes: scFv = single chain Fragment-variable region; TME = tumor microenvironment; Ab = antibody

Phase 1 Monotherapy Responses in Heavily Pretreated Patients Provide Support for Further Studies 5 mg/kg 8 mg/kg 12 mg/kg 15 mg/kg Numbers: CLDN18.2% > Treatment Ongoing PD SD PR Patient Overview: 43 efficacy evaluable patients with CLDN18.2+ GC/GEJ/EAC Three median lines of prior treatment (range 1-6); dosed at 5-18 mg/kg1 Cohort is a subset of the Phase 1a (NCT04900818) Responses: Seven partial response (PR) observed with an objective response rate (ORR) of 16.3% (7/43) Stable disease (SD) was reported in 14 patients, implying a disease control rate (DCR) of 48.8% (21/43) CLDN18.2 expression in responders ranged from 11% to 100%. Additionally, five responders had received prior treatment with PD-1 or PD-L1 inhibitors Conclusion: Givastomig was well tolerated and exhibits monotherapy activity in heavily pre-treated GEC patients with a range of CLDN18.2 expression. Duration of Treatment in Gastric Cancer Patients Stomach Stomach Esophagus Stomach Stomach Esophagus Stomach Stomach Stomach Stomach Stomach Stomach Stomach Stomach Stomach Esophagus Stomach Stomach Stomach Stomach Stomach Stomach Stomach Stomach Stomach Esophagus Stomach Stomach Stomach Stomach GEJ Stomach Stomach Stomach Stomach Esophagus Stomach Stomach Stomach Esophagus Stomach Esophagus > > > > 100 100 75 90 45 85 80 100 100 100 70 80 75 95 90 20 30 1 50 95 95 100 98 90 99 95 75 15 100 90 100 30 55 7 20 50 98 25 90 55 99 95 11 0 25 50 75 100 125 150 175 200 225 250 275 300 325 350 375 400 425 450 475 500 525 550 575 600 625 650 Study Days (C1D1 to End of Treatment Date) GEJ Defined as the predicted efficacious dosing range, based on preclinical studies Source: ESMO 2024 Notes: Data cut-off as of June 1, 2024; GC = gastric cancers; GEJ = gastroesophageal junction; EAC = esophageal adenocarcinoma 18 mg/kg

Safety: Treatment Related AEs Preferred Term (all numbers are n(%)) Grade 1 Grade 2 Grade 3 Grade 4 Grade 5 All Grades Nausea 6 (14.0) 4 (9.3) 1 (2.3) - - 11 (25.6) Anemia 2 (4.7) 5 (11.6) 3 (7.0) - - 10 (23.3) White blood cell count decreased 4 (9.3) 3 (7.0) 3 (7.0) - - 10 (23.3) Vomiting 4 (9.3) 2 (4.7) 1 (2.3) - - 7 (16.3) Decreased appetite 3 (7.0) 2 (4.7) 1 (2.3) - - 6 (14.0) Alanine aminotransferase increased 2 (4.7) 2 (4.7) 1 (2.3) - - 5 (11.6) Aspartate aminotransferase increased 3 (7.0) - 2 (4.7) - - 5 (11.6) Gamma-glutamyltransferase increased 1 (2.3) 3 (7.0) 1 (2.3) - - 5 (11.6) Neutrophil count decreased 1 (2.3) 3 (7.0) 1 (2.3) - - 5 (11.6) Infusion related reaction 1 (2.3) 2 (4.7) 1 (2.3) - - 4 (9.3) Lymphocyte count decreased - - 4 (9.3) - - 4 (9.3) Fatigue 2 (4.7) 1 (2.3) - - - 3 (7.0) Headache 2 (4.7) 1 (2.3) - - - 3 (7.0) Hypoalbuminemia 2 (4.7) 1 (2.3) - - - 3 (7.0) Lipase increased 1 (2.3) 1 (2.3) 1 (2.3) - - 3 (7.0) Platelet count decreased 1 (2.3) 1 (2.3) - 1 (2.3) - 3 (7.0) Weight decreased 2 (4.7) 1 (2.3) - - - 3 (7.0) Treatment-related adverse events (TRAEs) occurring in >5% (n=43) No DLT was reported up to 15 mg/kg Q2W and 18 mg/kg Q3W, and MTD was not reached Most commonly reported TRAEs (>20% of subjects): Grade 1, 2 or 3 nausea (25.6%), anemia (23.3%), white blood cell count decreased (23.3%) 15 subjects (34.9%) experienced at least one Grade ≥ 3 TRAE. This included one Grade 4 TRAE of platelet count decreased and no Grade 5 TRAEs Most gastrointestinal TRAEs were Grade 1 or 2 and do not appear to be dose-related Source: ESMO 2024 Notes: Data cut-off as of June 1, 2024; DLT = dose-limiting toxicity, MTD = maximum tolerated dose; AE = adverse event; TRAE = treatment emergent adverse event, Q2W = every two weeks, Q3W = every three weeks

Givastomig Yields Better Monotherapy Responses in Patients with Low to High CLDN18.2 Expression Compared to Phase 1/2 Zolbetuximab Studies Drug Givastomig (bi-specific) Zolbetuximab (CLDN 18.2 targeted mAb) Phase Phase 1 Phase 1 Phase 2 CLDN18.2 – Expression of the Study Group IHC ≥1+ in ≥1% cells IHC ≥1+ in ≥1% cells IHC ≥ 2+ in ≥ 50% cells Diagnosis Previously treated GC/GEJ/EAC Previously treated GC/GEJ Previously treated GC/GEJ/EAC Efficacy Evaluable 43 15 43 ORR 16% (7/43) Zero 9% (4/43) DCR (CR+PR+SD) 49% (21/43) 1 SD 23% (10/43) Source Givastomig poster #1017P ESMO 2024 U Sahin et al. European Journal of Cancer 100 (2018) 17e26 O Tureci et al. Annals of Oncology 30: 1487–1495, 2019 Notes: mAb = monoclonal antibody; ORR = objective response rate; DCR = disease control rate; CR = complete response; PR = partial response; SD = stable disease; GC = gastric cancers; GEJ = gastroesophageal junction; EAC = esophageal cancer; IHC = immunohistochemistry. Note that the comparisons in the table above are not based on data from head-to-head trials and are not direct comparisons. Differences in trial designs, patient groups, trial endpoints, study sizes and other factors may impact the comparisons

Potential Differentiations of Givastomig from Other Claudin 18.2 Targeted Competitors Givastomig (bi-specific) Zolbetuximab (mAb)1 CMG901 (ADC)2 Mechanism of Action CLDN18.2 dependent T cell activation in tumor 4-1BB agonism to increase T cell expansion in tumor and reinvigorate exhausted T cells Bi-specific antibody designed to have conditional 4-1BB activation Direct killing of CLDN18.2 tumor cells by ADCC may also release the tumor antigen  CLDN18.2 targeted chemotherapy and direct killing by ADCC Lysis of tumor cells by toxin can release the tumor antigen to mediate immune response Efficacy ~16% monotherapy ORR in previously treated CLDN18.2 + GC/GEJ/EAC ~10% monotherapy ORR in previously treated CLDN18.2 + GC/GEJ/EAC1 33% monotherapy ORR in previously treated CLDN18.2 + GC/GEJ Safety <5% Grade 3 neutropenia <5% Grade 3 vomiting 22% Grade 3 vomiting1 20% Grade 3+ Neutropenia 10% Grade 3 vomiting3 Claudin 18.2 Targetable Expression Extending to low levels of expression due to high affinity binding to CLDN18.2 Limited to targeting higher CLDN-expressing tumors Likely limited to targeting high CLDN-expressing tumors 1. Annals of Oncology, 2. CMG901 is a CLDN18.2 ADC being developed globally by AstraZeneca 3. ASCO Plenary Series 2023 Notes: ORR = objective response rate, GC/GEJ/EAC = gastric cancer, gastroesophageal junction, EAC = esophageal adenocarcinoma, CLDN = claudin, ADCC = antibody dependent cellular cytotoxicity

Givastomig Development Plan: Phase 1b Study Design for Combination with Nivolumab + Chemotherapy Eligibility: 1L unresectable or metastatic GC/GEJ/EAC HER2 negative CLDN 18.2 ≥1+ on ≥1% of tumor cells Endpoints: Primary: Safety Secondary: ORR, PK/PD, BoR, DoR, PFS, OS Notes: GC/GEJ/EAC = gastric cancer, gastroesophageal junction, EAC = esophageal adenocarcinoma, CLDN = claudin, ADCC = antibody dependent cellular cytotoxicity, FOLFOX6: standard of care chemotherapy regimen for GEJ, nivo = nivolumab, Q2W = every two weeks, Giva = givastomig, MAD/MTD = multiple ascending dose or maximum tolerated dose, ORR = objective response rate, PK = pharmacokinetic, PD = pharmacodynamic, BoR = best overall response, DoR = duration of response, PFS = progression free survival, OS = overall survival Dose Escalation Lead-In (n=5) Giva dose level 1 + nivo + mFOLFOX6 Q2W Dose Escalation (n=15) Dose Expansion (n=6-8) Dose Expansion Selected Giva dose (or MAD/MTD) + nivo + mFOLFOX6 Q2W Dose Escalation (n=6) Giva dose level 2 + nivo + mFOLFOX6 Q2W Dose Escalation (n=4) Giva dose level 3 + nivo + mFOLFOX6 Q2W

Givastomig BIC & Potentially FIC Givastomig FIC & BIC Zolbetuximab PD-L1 CPS 10% 1% >75% >1% 50% CLDN18.2 Level Van Cutsem E, Bang YJ, Feng-Yi F, et al. HER2 screening data from ToGA : targeting HER2 in gastric and gastroesophageal junction cancer. Gastric Cancer 2015;18(3):476-84 Kohei Shitara, et al, 2023 ASCO Annual Meeting (June 2-6), poster #4035 Markets include U.S., 5 E.U., and Japan based on Data Monitor Biomed Tracker Notes: CLDN18.2 = Claudin 18.2; CPS = combined positive score; BIC = best in class; FIC = first in class; 1L = first line 250k 195k 137k Gastric Cancer Approximately 250,000 patients diagnosed with gastric cancers globally3 CLDN18.2 1L Gastric Cancer Market Opportunity HER2-negative CLDN18.2-positive HER2 Status 78%2 CLDN18.2 Status HER2-negative CLDN18.2-positive 1 2 ~

Unique Design to Enable Potential Wide Use Plus Favorable Initial Safety Profile Encouraging Responses in Previously Treated Patients, Including Those with Low CLDN18.2 Expression Levels Dose Expansion Data and New Nivolumab + Chemotherapy Combo Study Ongoing Unique Bispecific Design Properties and Monotherapy Data in Gastric Cancers May Position Givastomig as Best-in-Class Claudin 18.2 bispecific Objective responses seen in patients with gastric and esophageal cancer who had received multiple lines of prior treatment, including PD-(L)1, and exhibited low levels of CLDN18.2 expression Response rate and tolerability supports combination in 1L SoC regimens New dose expansion in combination with nivolumab + chemotherapy cohort study began in 1Q 2024 in treatment naïve patients with gastric cancers Updated monotherapy dose expansion data in CLDN18.2+ patients with gastric cancers whose disease has progressed after previous treatment was presented at ESMO 2024 Bispecific design results in CLDN18.2 conditional 4-1BB and T cell activation, potentially limiting toxicity and inducing long-lasting immune memory response Phase 1 dose escalation reached highest planned dose without encountering DLT or liver toxicity signals Notes: Gastric cancers = gastric, gastroesophageal junction and esophageal cancer; ESMO 2024 = the European Society for Medical Oncology Annual Meeting in 2024; SoC = standard of care; DLT = dose limiting toxicity, 1L = first line

Molecular Design Target Drug Profile Molecule binds to PD-L1 to inhibit PD-1/PD-L1 interaction Targeting PD-L1+ tumor cells Blocking PD-L1/PD-1 immune inhibitory signaling PD-L1-dependent 4-1BB activation at the tumor site Potent tumor-directed 4-1BB activation to enhance anti-tumor immunity Enhances anti-tumor immunity and re-invigorates exhausted T cells1 Localized 4-1BB activation in TME to mitigate liver toxicity and systemic immune response Ragistomig (ABL503/TJ-L14B, targeting PD-L1 and 4-1BB) A novel bispecific integrates PD-L1 as a tumor engager and 4-1BB as a conditional T cell activator 4-1BB scFv PD-L1 IgG Phase 1 efficacy data presented at ASCO 20242 JITC 2021 ASCO 2024 Notes: scFv = single chain Fragment-variable region; TME = tumor microenvironment; ASCO 2024 = the American Society for Clinical Oncology Annual Meeting in 2024

Phase 1 Data Support Further Development as a Monotherapy and in Combination with Other Agents Overview: 44 efficacy evaluable patients (53 enrolled) with advanced or relapsed/refractory solid tumors (NCT04762641) 64.2% (34/53) of patients enrolled had at least three prior lines of systemic anti-cancer treatment Efficacy Results at 3 and 5 mg/kg Q2W: Objective Response Rate (ORR) of 26.9% (7/26), Clinical Benefit Ratio (CBR) of 69.2% (18/26) One CR, six PRs, eleven SDs 71.4% of responders had received prior anti-PD-(L)-1 inhibitors The CR was observed in a heavily pretreated ovarian cancer patient dosed at 3 mg/kg (seven lines of prior therapy) Conclusion: Compelling clinical data in checkpoint inhibitor relapsed/refractory and IO naïve patients Treatment Duration (Days) CR start PR start On-going PD start 0.7 mg 2 mg/kg 2 mg 3 mg/kg 7 mg 5 mg/kg 0.3 mg/kg 7 mg/kg 1 mg/kg 10 mg/kg Source: ASCO 2024 Notes: Data cut-off as of April 19, 2024. CR = complete response; PR = partial response; PD = progressive disease; SD = stable disease; IO = Immuno-oncology, Q2W = every two weeks

Manageable Safety Profile MTD established with 7 mg/kg every two-week dosing Most common TRAEs were increased ALT and increased AST None of the transaminase elevations were accompanied by clinically significant, treatment-related bilirubin increases Grade ≥ 3 ALT or AST increases occurred in 24.5% (13/53) of patients and improved with corticosteroids or ragistomig treatment interruption No cytokine release syndrome occurred, and one infusion-related reaction occurred at 5 mg/kg (Grade 2) ABL503 monotherapy Demography All patients (N = 53) All grades, n(%) Grade ≥ 3, n(%) Any TRAE 40 (75.5) 22 (41.5) TRAE occurring in ≥ 10% of patients Alanine aminotransferase increased 17 (32.1) 12 (22.6) Aspartate aminotransferase increased 16 (30.2) 11 (20.8) Pyrexia 8 (15.1) 1 (1.9) Nausea 7 (13.2) - Rash 7 (13.2) 2 (3.8) Fatigue 6 (11.3) 1 (1.9) Platelet count decreased 6 (11.3) 1 (1.9) Source: ASCO 2024 poster, Table 2 Notes: Data cut-off as of April 19, 2024. MTD = maximally tolerated dose; TRAE = treatment-related adverse events; ALT = alanine aminotransferase; AST = aspartate aminotransferase

Ragistomig Results Compared to Acasunlimab Phase 1 Ragistomig (ABL503) Acasunlimab (GEN1046) Phase Phase 1 (NCT04762641) Phase 1 (NCT03917381) Treatment Monotherapy 0.7 mg – 10 mg/kg, Q2W Monotherapy 25 – 1,200 mg, Q3W Diagnosis Advanced or refractory solid tumors Advanced or refractory solid tumors Efficacy Evaluable 26 (sum of 3 mg/kg and 5 mg/kg) 61 (25 – 1,200 mg) 30 (80 – 200 mg) ORR 26.9% (7/26) 6.6% (4/61) 13.3% (4/30, 80 – 200 mg) DCR (CR+PR+SD) 69.2% (18/26) 65.6% (40/61) Safety Grade 3 AST / ALT: 24.5% (13/53) Grade 3 AST / ALT: 10% Source Ragistomig poster ASCO 2024 Cancer Discovery 2022 Notes: ASCO 2024 = American Society for Clinical Oncology Annual Meeting; ORR = objective response rate; DCR = disease control rate; CR complete response; PR = partial response; SD = stable disease; AST = aspartate aminotransferase; ALT = alanine aminotransferase. Q2W = every two weeks. Note that the comparisons in the table above are not based on data from head-to-head trials and are not direct comparisons. Differences in trial designs, patient groups, trial endpoints, study sizes, and other factors may impact the comparisons

Cash, cash equivalents and short-term investments as of September 30, 2024, were $184.4M Expected cash runway into 2027 supporting multiple potential inflection points Issued and outstanding ordinary shares of 187.5M representing the equivalent of 81.5M ADSs1 Financial Information and Upcoming Milestones Timing Program Milestone Sep-2024 givastomig Updated Phase 1 dose expansion data at ESMO 2024 Monotherapy (CLDN18.2+ patients with GC, GEJ, EAC) data 1H 2025 uliledlimab First patient dosed in Phase 2 Randomized study in combination with pembrolizumab + chemo 2H 2025 uliledlimab Phase 2 PFS data from uliledlimab + toripalimab Randomized study (TJ Bio China-only data) 2H 2025 givastomig Phase 1b in combination with nivolumab + chemo Safety and ORR data in 1L GC, GEJ, EAC Selected Financial Information Recent and Anticipated Upcoming Milestones Assuming the conversion of all ordinary shares into ADSs Notes: CPI = checkpoint inhibitor; CLDN = Claudin; GC = gastric cancers; GEJ = gastroesophageal junction; EAC = esophageal adenocarcinoma; ESMO 2024 = the European Society for Medical Oncology Annual Meeting in 2024; PFS = progression free survival; ORR = objective response rate

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